UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Under the Securities Exchange Act of 1934

Cellebrite DI Ltd.

(Name of Issuer)

Ordinary Shares, par value 0.00001 NIS per share

(Title of Class of Securities)

M2197Q107

(CUSIP Number)

Adam H. Clammer

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Mark Brod, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

August 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. TWC Tech Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,054,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,054,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,054,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. TWC SPAC Aggregator II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,054,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,054,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,054,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. TWC Employee SPAC Aggregator II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,054,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,054,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,054,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. True Wind Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,054,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,054,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,054,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. True Wind Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,054,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,054,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,054,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,804,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,804,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,804,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. James H. Greene Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 750,000
	8.	Shared Voting Power 23,054,167
	9.	Sole Dispositive Power 750,000
	10.	Shared Dispositive Power 23,054,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,804,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value 0.00001 NIS per share (the “Ordinary Shares”), of Cellebrite DI Ltd., a company organized under the laws of Israel (“Cellebrite” or the “Issuer”). The principal executive offices of the Issuer are located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1. TWC Tech Holdings II, LLC, a Delaware limited liability company (“TWC Tech Holdings”),

2. TWC SPAC Aggregator II, LLC, a Delaware limited liability company,

3. TWC Employee SPAC Aggregator II, LLC, a Delaware limited liability company,

4. True Wind Capital Management, L.P., a Delaware limited partnership,

5. True Wind Capital Management GP, LLC, a Delaware limited liability company,

6. Adam H. Clammer, a United States citizen, and

7. James H. Greene, Jr., a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) TWC SPAC Aggregator II, LLC is the managing member of TWC Tech Holdings. TWC Employee SPAC Aggregator II, LLC is the managing member of TWC SPAC Aggregator II, LLC. True Wind Capital Management, L.P. is the managing member of TWC Employee SPAC Aggregator II, LLC. True Wind Capital Management GP, LLC is the general partner of True Wind Capital Management, L.P. As the managing members of True Wind Capital Management GP, LLC, Mr. Greene and Mr. Clammer may be deemed to have had or shared beneficial ownership of the securities held directly by TWC Tech Holdings. Each such person disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

The principal business of TWC Tech Holdings is to invest in securities of the Issuer. The principal business of TWC SPAC Aggregator II, LLC is to serve as the managing member of TWC Tech Holdings. The principal business of TWC Employee SPAC Aggregator II, LLC is to serve as the managing member of TWC SPAC Aggregator II, LLC. The principal business of True Wind Capital Management, L.P. is to serve as the managing member of TWC Employee SPAC Aggregator II, LLC and to manage investments through other partnerships and limited liability companies. The principal business of True Wind Capital Management GP, LLC is to serve as the general partner of True Wind Capital Management, L.P. and to manage investments through other partnerships and limited liability companies. Mr. Greene and Clammer are the managing members of True Wind Capital Management GP, LLC and serve in similar capacities with respect to other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o True Wind Capital, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(d) and (e) None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

The securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the business combination (the “Business Combination”) contemplated by the business combination agreement and plan of merger (the “Business Combination Agreement”), dated as of April 8, 2021, by and among TWC Tech Holdings II Corp. (“TWCT”), the Issuer and Cupcake Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), providing for, upon the terms and subject to the conditions thereof, a business combination between TWCT and Cellebrite pursuant to which, among other things, Merger Sub merged with and into TWCT at the Effective Time (as defined in the Business Combination Agreement), with TWCT continuing as the surviving entity and as a wholly owned subsidiary of Cellebrite (the “Merger”) that resulted in the Issuer becoming a publicly-traded company on the Nasdaq Capital Market.

Prior to the consummation of the Business Transaction the Reporting Persons beneficially owned 14,887,500 shares of Class B common stock of TWCT (the “Founder Shares”) and 9,666,667 private warrants of TWCT. Pursuant to the Sponsor Support Agreement by and among TWCT, TWC Tech Holdings, the Issuer and the Reporting Persons dated April 8, 2021 (the “Sponsor Support Agreement”), immediately prior to the effective time of the Business Combination (the “Effective Time”), TWC Tech Holdings forfeited 1,500,000 Founder Shares that they owned prior to the closing of the Business Combination on August 30, 2021, (the “Closing Date”). On the Closing Date and pursuant to the Business Combination Agreement, immediately prior to the Effective Time each Founder Share automatically converted into one share of Class A common stock of TWCT (“Class A Common Stock”) on a one-for-one basis. In connection with the Merger, each share of Class A Common Stock was converted into the right to receive one Ordinary Share of Cellebrite, as set forth in the Business Combination Agreement. At the Effective Time, each private warrant of TWCT was converted into one warrant of Cellebrite (each, a “Cellebrite Warrant”) to purchase one Ordinary Share of the Issuer at an exercise price of $11.50.

As a result of the Business Combination and the transactions contemplated by the Business Combination Agreement, (i) TWC Tech Holdings received 13,387,500 Ordinary Shares of the Issuer, and 9,666,667 Cellebrite Warrants, (ii) two of Mr. Clammer’s family trusts purchased 750,000 Ordinary Shares of the Issuer from certain Cellebrite shareholders pursuant to a PIPE Share Purchase Agreement and related joinder agreement at $10.00 per share, (iii) a limited liability company of which Mr. Greene is the managing member, purchased 750,000 Ordinary Shares of the Issuer from certain Cellebrite shareholders pursuant to a PIPE Share Purchase Agreement and related joinder agreement at $10.00 per share.

Pursuant to the Sponsor Support Agreement, 5,887,500 of the Ordinary Shares received by TWC Tech Holdings in the Business Combination automatically vested on the Closing Date, and the remainder of the Ordinary Shares will be eligible to vest in three tranches of 3,000,000, 3,000,000 and 1,500,000 Ordinary Shares over the seven years following the Effective Time (the “Price Adjustment Period”), upon achievement of the following triggering events; if at any time during the Price Adjustment Period the price of Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period (the “Restricted Sponsor Shares”). In the event of a post-Closing Date change of control transaction involving the Issuer, any Ordinary Shares held by the Reporting Persons not previously vested will vest and the Reporting Persons will be entitled to participate in the change of control transaction. Upon the expiration of the Price Adjustment Period, any unvested Ordinary Shares that have not vested as of such time will be forfeited. Each Reporting Person is entitled to vote its unvested Restricted Sponsor Shares and receive dividends and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.

The foregoing descriptions of the Business Combination Agreement and Sponsor Support Agreement are qualified in their entirety by reference to such documents which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4.	Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the securities reported herein in connection with the Business Combination. Pursuant to the amended and restated articles of association of the Issuer (the “Amended Articles”), effective as of the Closing Date, TWC Tech Holdings has the right to designate two board representatives subject to certain conditions. Mr. Adam Clammer, Founding Partner of True Wind Capital Management, L.P., and Mr. William Heldfond, Vice President of True Wind Capital Management, L.P., were each appointed to serve as a member of the board of directors of the Issuer (the “Board”).

Consistent with its investment purpose and subject to the agreements described in Item 6 below, the Reporting Persons may acquire additional Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of any or all of the Ordinary Shares (including, without limitation, distributing some or all of such Ordinary Shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring Ordinary Shares to affiliated transferees, or the entry into a transaction in connection with a permitted financing, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Ordinary Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Investor Rights Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Ordinary Shares utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

TWC Tech Holdings is the beneficial owner of 23,054,167 Ordinary Shares of the Issuer as of the date hereof. This number includes 13,387,500 Ordinary Shares received as merger consideration and 9,666,667 Ordinary Shares of the Issuer issuable upon exercise of warrants which will become exercisable on September 30, 2021, 30 days after the Closing Date. As described in Item 3 above, 7,500,000 of such Ordinary Shares are unvested and remain subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions.

Mr. Clammer may be deemed the beneficial owner of 23,804,167 Ordinary Shares of the Issuer as of the date hereof. This number consists of the 23,054,167 Ordinary Shares beneficially owned through TWC Tech Holdings and 750,000 Ordinary Shares purchased pursuant to the PIPE Share Purchase Agreement by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets.

Mr. Greene may be deemed the beneficial owner of 23,804,167 Ordinary Shares of the Issuer as of the date hereof. This number consists of the 23,054,167 Ordinary Shares beneficially owned through TWC Tech Holdings and 750,000 Ordinary Shares purchased pursuant to the PIPE Share Purchase Agreement by a limited liability company managed by Mr. Greene.

The percentages of beneficial ownership in this Schedule 13D are based on 187,168,729 Ordinary Shares issued and outstanding as of September 2, 2021, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on September 3, 2021, plus the 9,666,667 Ordinary Shares underlying the Cellebrite Warrants beneficially owned by the Reporting Persons as described herein.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

The Investor Rights Agreement contemplated by the Business Combination Agreement became effective upon the Closing Date. Pursuant to the Investor Rights Agreement, among other things, the Issuer agrees to file a registration statement within 30 days of the Effective Time to register for resale under the U.S. Securities Act of 1933, as amended (the “Securities Act”) (x) the Ordinary Shares and warrants of the Issuer (the “Cellebrite Warrants”) issued or issuable pursuant to the Business Combination Agreement (including the Ordinary Shares underlying the Cellebrite Warrants), any and all earned Price Adjustment Shares, and the Ordinary Shares issued pursuant to certain share purchase agreements), (y) certain Ordinary Shares held by securityholders of the Issuer which were subject to registration rights pursuant to other registration rights agreements in existence prior to the Closing Date. The Investor Rights Agreement also permits underwritten takedowns and provides for customary “piggyback” registration rights. The Issuer agrees to indemnify the Reporting Persons from certain liabilities arising from the Business Combination Agreement, the transactions agreements relating to the Business Combination, and the transactions and filings contemplated thereby, subject to certain limitations set forth in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Sponsor Support Agreement

Pursuant to the Sponsor Support Agreement, among other things, each Reporting Person has acknowledged the lock-up restrictions set forth in the Amended Articles effective upon the Closing Date (described below) and has acknowledged that such lock-up restrictions are binding and enforceable against such Reporting Person.

In addition:

●	13,387,500 of the Ordinary Shares beneficially owned by the Reporting Persons are subject to vesting criteria (on a pro rata basis) as follows:

○	5,887,500 of such Ordinary Shares automatically vested on the Closing Date;

○	3,000,000 of such Ordinary Shares will vest upon such time as the volume weighted average price of Ordinary Shares is, at any time during the Price Adjustment Period, greater than or equal to $12.50 over any twenty (20) trading days within any thirty (30) trading day period;

○	3,000,000 of such Ordinary Shares will vest upon such time as the volume weighted average price of Ordinary Shares is, at any time during the Price Adjustment Period, greater than or equal to $15.00 over any twenty (20) trading days within any thirty (30) trading day period;

○	1,500,000 of such Ordinary Shares will vest upon such time as the volume weighted average price of Ordinary Shares is, at any time during the Price Adjustment Period, greater than or equal to $30.00 over any twenty (20) trading days within any thirty (30) trading day period; and

●	provided, that (x) the Price Adjustment Period for purposes of determining the vesting of such Ordinary Shares will be deemed to be a period of seven (7) years, (y) in the event of a change of control of the Issuer during the Price Adjustment Period (as described in the foregoing clause (x)), all unvested Ordinary Shares will vest and (z) upon the expiration of the Price Adjustment Period (as described in the foregoing clause (x)), any unvested Ordinary Shares that have not vested as of such time will be forfeited.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earlier to occur of (i) the expiration of all covenants, rights and obligations set forth therein and (ii) a written agreement by and between TWC Tech Holdings and the Issuer.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the Sponsor Support Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Amended Articles & Lock-up Arrangement

As contemplated by the Business Combination Agreement and effective as of the Closing Date, the Issuer adopted the Amended Articles, pursuant to which, among other things, (i) certain shareholders of the Issuer are subject to certain restrictions on transfer (“Lock-Up Restrictions”) with respect to Ordinary Shares held by each such holder (subject to certain exceptions) for a period ending on the earlier of (x) the date that is 180 days after the Closing Date, (y) with respect to a specified portion of the shares subject to restriction, the trading price of Ordinary Shares achieving the target set forth in the Amended Articles and (z) the consummation of a bona fide liquidation, merger, stock exchange, reorganization, tender offer, change of control or other similar transaction which results in all of shareholders of the Issuer having the right to exchange their Ordinary Shares for cash, securities or other property subsequent, so long as shareholders of the Issuer as of immediately prior to such transaction hold less than 50% of the equity interests of the acquiror, successor entity or surviving entity (as applicable) and (ii) TWC Tech Holdings, and certain other institutional investors have director nomination rights.

Pursuant to the Amended Articles, TWC Tech Holdings has the right to designate two directors (and their alternate) to serve in the class of directors designated as Class II and Class III, respectively (the “TWC Directors”). The TWC Directors are to serve on the Board for a term ending on the earlier of (i) the date immediately following, (a) for the Class II director, the 2023 annual general meeting (the “AGM”) and (b) for the Class III director, the 2027 AGM, and (ii) the date on which the Reporting Persons beneficially own in the aggregate less than two-thirds (2/3) of the number of Ordinary Shares beneficially owned by the Reporting Persons on the Closing Date, as adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the Ordinary Shares.

Until the end of each respective TWC Director’s term, the Class III TWC Director (or, if applicable, at the discretion of the Reporting Persons), shall be appointed to any committee to which the Board delegated any of its powers (which does not include the audit committee or compensation committee of the Board, unless otherwise decided by the Board) or to any future mergers and acquisitions committee, if such will be set up by the Board (unless otherwise agreed by the written consent of a majority of the Ordinary Shares held by the Reporting Persons).

The foregoing description of the Amended Articles and Lock-up Restrictions included therein is qualified in its entirety by reference to the Amended Articles which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons
B.

Business Combination Agreement and Plan of Merger, dated as of April 8, 2021, by and among the Issuer, Merger Sub and TWCT (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 20-F filed on September 3, 2021)

C.	Form of Investor Rights Agreement among the Issuer, TWC Tech Holdings and the other parties thereto (incorporated by reference to Exhibit 4.10 to the Issuer’s Form F-4/A filed on August 5, 2021)
D.

Form of Sponsor Support Agreement, dated as of April 8, 2021 by and among the Issuer, TWCT and TWC Tech Holdings (incorporated by reference to Exhibit 10.2 to the Issuer’s Form F-4/A filed on August 5, 2021)

E.	Form of Amended Articles of Association of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Form F-4/A filed on August 5, 2021)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2021

TWC TECH HOLDINGS II, LLC

By:	TWC SPAC Aggregator II, LLC, its managing member

By:	TWC Employee SPAC Aggregator II, LLC,
its managing member

By:	True Wind Capital Management, L.P.,
its managing member

By:	True Wind Capital Management GP, LLC,
its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC SPAC AGGREGATOR II, LLC

By:	TWC Employee SPAC Aggregator II, LLC,
its managing member
By:	True Wind Capital Management, L.P., its managing member

By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC EMPLOYEE SPAC AGGREGATOR II, LLC

By:	True Wind Capital Management, L.P., its managing member
By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT, L.P.

By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT GP, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value 0.00001 NIS per share, of Cellebrite DI LTD., a company organized under the laws of the State of Israel (“Cellebrite”), is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: September 9, 2021

TWC TECH HOLDINGS II, LLC

By:	TWC SPAC Aggregator II, LLC, its managing member
By:	TWC Employee SPAC Aggregator II, LLC,
its managing member

By:	True Wind Capital Management, L.P.,
its managing member

By:	True Wind Capital Management GP, LLC,
its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC SPAC AGGREGATOR II, LLC

By:	TWC Employee SPAC Aggregator II, LLC,
its managing member
By:	True Wind Capital Management, L.P., its managing member

By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC EMPLOYEE SPAC AGGREGATOR II, LLC

By:	True Wind Capital Management, L.P., its managing member
By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT, L.P.
By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT GP, LLC
By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.